News Release	AMEX, TSX Symbol: NG

NovaGold Reports Further Results from 2006 Drill Campaign at Donlin Creek

February 26, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that additional assay results from the 2006 Donlin Creek infill drill program continue to demonstrate continuity of the ore body. This drilling has resulted in a significant increase in Measured and Indicated Resources for the project, further confirming Donlin Creek’s world-class potential.

Highlights

Drill core assay results have been received from Barrick Gold Corporation (“Barrick”) for an additional 61 infill holes drilled by Barrick on the Donlin Creek property in 2006. Results have been received for approximately 45,000 meters from the 2006 drill campaign. Final assays are still pending from an additional approximately 37,000 meters of drilling. Final results are expected later in March 2007. Highlights from the recently received assay results are listed below (g/t = grams per tonne):

Drill highlights from the Acma area infill drilling include:

  DC06-1129 with 13 mineralized intervals totaling 174 meters grading 3.07 g/t gold
  DC06-1130 with 13 mineralized intervals totaling 214 meters grading 2.83 g/t gold
  DC06-1131 with 12 mineralized intervals totaling 169 meters grading 4.23 g/t gold
  DC06-1133 with 14 mineralized intervals totaling 257 meters grading 3.82 g/t gold

Drill highlights from the Lewis area infill drilling include:

  DC06-1255 with 7 mineralized intervals totaling 109 meters grading 7.89 g/t gold
  DC06-1283 with 13 mineralized intervals totaling 102 meters grading 4.10 g/t gold
  DC06-1287 with 15 mineralized intervals totaling 126 meters grading 3.62 g/t gold
  DC06-1376 with 12 mineralized intervals totaling 104 meters grading 3.46 g/t gold

Recent drilling outside the current resource pit has confirmed and extended mineralization north of the Akivik zone. DC06-1369, collared approximately 500 meters north of the resource pit, cut 36 meters grading 3.68 g/t gold in five intervals. In addition, drilling has shown that the Aurora, Acma, East Acma, Vortex, Lewis and South Lewis deposits remain open to further expansion laterally and at depth (see Figures 1 and 2).

Donlin Creek Additional 2006 Drill Results

Assay results provided by Barrick for 61 additional core holes continue to show excellent property-wide results. Over 82,000 meters of infill drilling was completed in 2006, targeting the conversion of Inferred Resources to Measured and Indicated Resources. Assays from 135 of the infill drill holes have been received by NovaGold, with the remaining 37,000 meters of assays expected by the end of March. An additional 10,000 meters of drilling, over and beyond the 82,000 meters of infill drilling, were focused on geotechnical studies, metallurgical studies, facilities condemnation and limestone resource definition, bringing the total 2006 drilling to approximately 92,000 meters (see link to Appendix 1 below with compilation of all final drill results to date).

http://www.novagold.net/i/pdf/AppendixDonlinDrillResults.pdf

Though only very minor drilling was undertaken beyond the current resource pit in 2006, the few holes drilled beyond the pit limits have confirmed significant new mineralization in several areas. Drill hole DC06-1369, 500 meters north of the Akivik zone, has intersected 36 meters grading 3.68 g/t gold in five intervals. Mineralization in the drill hole is associated with a northeast-trending intrusive dike that has been traced by limited drilling several kilometers north of the resource pit.

Significant potential also exists in the East Acma area, where DH-1144 drilled early last summer intersected 164.7 meters grading 3.68 g/t gold and extending well beyond the current pit limit at depth and to the east of the main Acma deposit. This interval is particularly significant because it potentially represents the discovery of a new important structural intersection between the ore hosting intrusive dikes and sills similar to the settings that host the main Acma and Lewis deposits. Additionally, a geotech hole (DGT06-1158) drilled early in the 2006 program in the south high-wall of the resource pit encountered 15.5 meters grading 12.67 g/t gold. No follow-up drilling has been done on any of these intercepts. The other major deposits that host the majority of the resources at Donlin also remain open to expansion laterally and at depth (see Figures 1 and 2).

The 2006 drill program and sampling protocol was managed by Barrick. All drill samples were analyzed by fire assay at ALS Chemex Labs in North Vancouver, B.C., Canada. Assay quality control and quality assurance standards were overseen by Barrick. Kevin Francis, P.Geo., Resource Manager for NovaGold, and a Qualified Person as defined by National Instrument 43-101, has reviewed the results of the 2006 drill program disclosed by NovaGold and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards.

Final 2006 Resource Update Targeted for Second Quarter 2007

Barrick has provided NovaGold with an initial interim resource model to meet its year-end reporting requirements based on 39,000 meters of drilling (out of the total 82,000 meters drilled on the project) from the 2006 program. The updated drill results in the interim model are primarily from the Acma area (western half of Figures 1 and 2) and have increased the overall Measured and Indicated Resources for the project. The interim update shows an increase of 5 million ounces in Measured and Indicated ounces for the project, representing a 34% increase over the previous Placer Dome Inc. January 2006 Donlin Creek model. At the Acma deposit, the Measured and Indicted Resources increased by over 50%. The Barrick interim resource model shows an overall decrease in the Inferred ounces, with 5 million ounces being converted to the Measured and Indicated category and 7 million ounces decreasing largely due to more restrictive estimation methodology used by Barrick to define Inferred Resources in comparison with those used by Placer Dome in its January 2006 estimate.

The largest portion of the decreased Inferred ounces are in the Lewis area (eastern half of Figures 1 and 2) where the vast majority of the remaining 43,000 meters of 2006 drilling, which was not included in this interim resource update, is located. NovaGold anticipates that additional Measured and Indicated ounces along with Inferred ounces will be added to the overall model from the final 2006 resource update, which will include the results from the Lewis area. Initial results from the drilling at Lewis are very encouraging and are highlighted in Figures 1 and 2 and Appendix 1. NovaGold anticipates that the final 2006 drill assays and a complete 2006 resource estimate will be released in the second quarter.

Figure 1 is a plan map showing grade thickness results for the 2006 drilling. Drill holes that were included in the interim resource are shown as squares. The drill holes that were not included in the interim resource are shown as circles. Those holes that are still pending assay results are shown as green circles and historical drill holes are shown as small gray circles. Appendix 1 provides details of the drill holes shown in Figure 1. Figure 2 is a geologic section showing the main Acma and Lewis area deposits and drill holes, highlighting the holes completed in 2006 and those still pending assays. The section shows the pit outlines and intrusive boundaries, and highlights that the deposits remain open to further significant expansion with additional drilling.

The Donlin Creek Project

NovaGold owns a 70% interest in the Donlin Creek deposit in a joint venture with Barrick (30%). The deposit, located in southwestern Alaska, is one of the largest undeveloped gold resources in the world. Under the terms of a back-in agreement, Barrick has an option to earn an additional 40% interest in the joint venture (which would bring its total to a 70% interest) by expending a minimum of US$32 million on the property, completing a bankable feasibility study and making a board decision by November 2007 to construct a mine with an anticipated production rate of not less than 600,000 ounces of gold or gold equivalent per year for the first five years of production. A bankable feasibility study is a comprehensive analysis and assessment of a project’s economics that would be used by NovaGold to obtain project financing.

NovaGold believes it will not be possible for Barrick to meet the terms and conditions of the back-in agreement to obtain an additional 40% interest in the Donlin Creek project. This is due to the fact that the upcoming Feasibility Study will not be the final Feasibility Study for the project and that construction can not begin on the project until after completion of the permitting process. Barrick has admitted that the Draft Environmental Impact Statement process will not begin until later this fall and will not be completed for 2 to 3 years, well after the required construction decision deadline this November. In recent hearings before a US District Court in Alaska, NovaGold has submitted that clarification of the contract terms should proceed on their own merits and not wait until after the contract deadline in November 2007. A ruling from the court is expected in the next few weeks, and should determine whether the case will proceed to discovery and trial or wait until after the contract deadline later this year.

About NovaGold

NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and expects to achieve production in mid-2007 at its 100%-owned Nome Operations in Alaska, which include Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; and NovaGold's future production, operating and capital costs, operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold's expectations include uncertainties involved in disputes and litigation, including disputes and litigation concerning Barrick Gold Corporation and the Donlin Creek property; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals for Galore Creek and other projects; and other risks and uncertainties disclosed in NovaGold's Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, NovaGold's annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

# # #

Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Aurora
Akivik
Vortex
Lewis
S. Lewis
East Acma
Acma
American Creek
Legend
Au Composites
Au (g/t) x metres
0 to 50
50 to 100
100 to 200
200 to 400
400+
2006 drill hole included in interim resource model
2006 drill hole pending assay results (green) and not included in interim resource model
Pre-2006 drill hole
$525 Pit Outline - Barrick Gold Corp.
NovaGold Resources Inc.
Donlin Creek Project
Grade Thickness Map
2006 Drilling
Figure 1
February 2007
0 125 250 500
Meters
N

Figure 2. Donlin Creek Interim Resource

Donlin Creek
Section 6878650 N
W
2 km
Acma
Lewis
Open to expansion
400 meters
Legend
M&I Blocks
Inferred Blocks
$525 Pit
2006 Drill Holes (Assayed)
2006 Drill Holes (Assays Pending)
Pre-2006 Drill Holes
Intrusives
Faults

Appendix 1

Significant Assay Intervals – 2006 Donlin Creek Drilling

Hole ID	Area	From	To	Length	Au Grade
		(meters)	(meters)	(meters)	(g/t)
DC06-1114	Acma	178.00	218.19	40.19	4.14
DC06-1114	Acma	234.00	304.68	70.68	4.10
DC06-1114	Acma	310.28	316.51	6.23	3.79
			Total	117.10	4.10
DC06-1115	Acma	194.00	198.00	4.00	1.37
DC06-1115	Acma	232.00	242.00	10.00	4.58
DC06-1115	Acma	248.00	252.98	4.98	19.37
DC06-1115	Acma	261.00	280.29	19.29	5.64
DC06-1115	Acma	286.00	304.00	18.00	2.19
DC06-1115	Acma	310.00	332.94	22.94	3.49
DC06-1115	Acma	343.05	368.00	24.95	5.87
			Total	104.16	5.01
DC06-1116	Acma	166.00	185.41	19.41	4.68
DC06-1116	Acma	194.00	232.23	38.23	5.51
DC06-1116	Acma	253.49	270.00	16.51	3.58
DC06-1116	Acma	280.30	288.00	7.70	1.29
			Total	81.85	4.53
DC06-1117	Acma	153.00	161.00	8.00	2.31
DC06-1117	Acma	194.00	198.00	4.00	2.99
			Total	12.00	2.53
DC06-1118	Acma	258.00	261.00	3.00	12.45
			Total	3.00	12.45
DC06-1119	Acma	154.20	171.00	16.80	2.89
DC06-1119	Acma	189.00	192.75	3.75	2.32
DC06-1119	Acma	201.00	240.00	39.00	2.69
DC06-1119	Acma	246.00	252.00	6.00	1.68
			Total	65.55	2.62
DC06-1120	W. Acma	145.00	160.00	15.00	2.48
DC06-1120	W. Acma	175.00	205.00	30.00	1.11
DC06-1120	W. Acma	235.50	271.46	35.96	2.89
			Total	80.96	2.15
DC06-1121	W. Acma	225.00	237.00	12.00	1.25
			Total	12.00	1.25
DC06-1122	W. Acma	162.00	166.00	4.00	2.34
DC06-1122	W. Acma	172.00	212.00	40.00	2.98
DC06-1122	W. Acma	222.24	264.00	41.76	3.08
			Total	85.76	3.00
DC06-1123	W. Acma	267.00	271.88	4.88	5.75
DC06-1123	W. Acma	283.00	287.00	4.00	4.39
			Total	8.88	5.14

Hole ID	Area	From	To	Length	Au Grade
		(meters)	(meters)	(meters)	(g/t)
DC06-1124	W. Acma	198.00	205.74	7.74	1.57
DC06-1124	W. Acma	223.00	231.00	8.00	1.60
DC06-1124	W. Acma	279.00	299.00	20.00	2.34
DC06-1124	W. Acma	313.03	343.00	29.97	1.62
			Total	65.71	1.83
DC06-1125	W. Acma	161.31	167.00	5.69	4.50
DC06-1125	W. Acma	188.95	215.00	26.05	1.53
DC06-1125	W. Acma	245.00	263.26	18.26	4.91
			Total	50.00	3.10
DC06-1126	W. Acma	189.04	204.50	15.46	2.56
DC06-1126	W. Acma	222.00	229.30	7.30	4.21
DC06-1126	W. Acma	259.90	264.00	4.10	1.21
DC06-1126	W. Acma	303.00	309.00	6.00	2.32
DC06-1126	W. Acma	317.00	335.00	18.00	5.37
DC06-1126	W. Acma	345.00	365.00	20.00	3.27
DC06-1126	W. Acma	374.00	382.00	8.00	2.40
			Total	78.86	3.43
DC06-1127	Acma	190.00	196.00	6.00	2.14
DC06-1127	Acma	245.00	255.00	10.00	3.99
DC06-1127	Acma	271.00	275.00	4.00	5.45
DC06-1127	Acma	506.00	525.07	19.07	10.71
			Total	39.07	7.14
DC06-1134	Akivik	17.00	27.00	10.00	1.64
DC06-1134	Akivik	35.00	43.00	8.00	4.22
DC06-1134	Akivik	187.00	201.00	14.00	5.54
			Total	32.00	3.99
DC06-1135	Akivik	20.00	24.00	4.00	2.52
DC06-1135	Akivik	34.00	52.00	18.00	1.34
			Total	22.00	1.56
DC06-1136	Akivik	33.00	47.00	14.00	2.90
DC06-1136	Akivik	61.00	69.00	8.00	2.79
			Total	22.00	2.86
DC06-1138	Aurora	13.00	40.00	27.00	2.07
DC06-1138	Aurora	54.63	68.00	13.37	2.70
DC06-1138	Aurora	104.23	117.00	12.77	1.51
DC06-1138	Aurora	285.50	288.00	2.50	12.40
DC06-1138	Aurora	306.00	316.00	10.00	4.05
DC06-1138	Aurora	405.00	409.00	4.00	4.54
DC06-1138	Aurora	460.00	474.00	14.00	3.88
DC06-1138	Aurora	494.00	506.00	12.00	2.19
DC06-1138	Aurora	526.00	530.00	4.00	3.25
			Total	99.64	2.96

Hole ID	Area	From	To	Length	Au Grade
		(meters)	(meters)	(meters)	(g/t)
DC06-1142	Aurora	120.00	149.00	29.00	4.20
DC06-1142	Aurora	182.00	200.13	18.13	4.89
DC06-1142	Aurora	222.00	244.00	22.00	3.39
DC06-1142	Aurora	268.82	276.00	7.18	3.50
			Total	76.31	4.06
DC06-1144	E. Acma	74.88	79.00	4.12	1.30
DC06-1144	E. Acma	147.00	197.00	50.00	3.03
DC06-1144	E. Acma	239.00	245.46	6.46	7.74
DC06-1144	E. Acma	251.00	255.00	4.00	1.34
DC06-1144	E. Acma	271.00	291.00	20.00	5.89
DC06-1144	E. Acma	331.00	346.00	15.00	3.23
DC06-1144	E. Acma	358.00	403.91	45.91	3.48
DC06-1144	E. Acma	424.95	445.00	20.05	2.46
DC06-1144	E. Acma	453.00	469.00	16.00	4.96
DC06-1144	E. Acma	475.00	487.07	12.07	3.10
			Total	193.61	3.64
DC06-1145	E. Acma	75.00	80.40	5.40	5.55
DC06-1145	E. Acma	99.83	134.00	34.17	3.43
DC06-1145	E. Acma	145.00	168.65	23.65	3.22
DC06-1145	E. Acma	183.99	194.00	10.01	3.36
DC06-1145	E. Acma	202.00	216.00	14.00	1.14
DC06-1145	E. Acma	222.00	226.00	4.00	2.23
DC06-1145	E. Acma	234.00	237.00	3.00	2.02
			Total	94.23	3.06
DC06-1146	E. Acma	38.21	71.00	32.79	1.86
DC06-1146	E. Acma	99.00	119.00	20.00	2.89
DC06-1146	E. Acma	139.00	156.00	17.00	3.57
DC06-1146	E. Acma	169.57	176.68	7.11	2.83
DC06-1146	E. Acma	212.00	228.00	16.00	5.06
			Total	92.90	3.02
DC06-1147	E. Acma	93.00	99.00	6.00	1.87
DC06-1147	E. Acma	153.00	173.00	20.00	2.72
DC06-1147	E. Acma	212.00	218.21	6.21	7.29
DC06-1147	E. Acma	222.03	226.49	4.46	1.07
DC06-1147	E. Acma	241.93	247.19	5.26	1.63
DC06-1147	E. Acma	253.97	276.97	23.00	3.11
DC06-1147	E. Acma	285.00	297.72	12.72	4.79
			Total	77.65	3.30
DC06-1148	Acma	0.00	286.81
			No Significant Results
DC06-1149	Acma	140.00	148.58	8.58	5.50
DC06-1149	Acma	156.50	166.57	10.07	2.24
DC06-1149	Acma	171.20	175.30	4.10	7.18
DC06-1149	Acma	193.00	211.00	18.00	2.81
DC06-1149	Acma	260.90	270.00	9.10	3.77
			Total	49.85	3.69

Hole ID	Area	From	To	Length	Au Grade
		(meters)	(meters)	(meters)	(g/t)
DC06-1192	Aurora	45.00	66.00	21.00	2.92
DC06-1192	Aurora	117.00	121.00	4.00	2.02
DC06-1192	Aurora	154.40	164.20	9.80	1.68
DC06-1192	Aurora	214.00	230.00	16.00	2.40
DC06-1192	Aurora	425.85	428.07	2.22	8.83
DC06-1192	Aurora	493.00	499.00	6.00	2.30
DC06-1192	Aurora	521.35	527.00	5.65	1.21
DC06-1192	Aurora	533.00	554.00	21.00	3.93
			Total	85.67	2.88
DC06-1194	Aurora	6.71	24.00	17.29	4.59
DC06-1194	Aurora	143.00	165.42	22.42	3.70
DC06-1194	Aurora	222.50	238.00	15.50	4.54
DC06-1194	Aurora	301.00	304.90	3.90	4.01
DC06-1194	Aurora	467.00	499.00	32.00	3.85
DC06-1194	Aurora	505.00	509.00	4.00	2.05
DC06-1194	Aurora	517.00	533.00	16.00	1.41
			Total	111.11	3.62
DC06-1196	Aurora	282.59	292.00	9.41	7.56
DC06-1196	Aurora	300.00	307.24	7.24	2.99
			Total	16.65	5.58
DC06-1197	Aurora	226.81	240.02	13.21	3.10
DC06-1197	Aurora	301.00	317.38	16.38	1.49
DC06-1197	Aurora	369.09	373.00	3.91	1.57
DC06-1197	Aurora	385.00	391.00	6.00	5.52
			Total	39.50	2.65
DC06-1198	Acma	18.97	28.81	9.84	3.75
DC06-1198	Acma	114.00	135.24	21.24	3.68
DC06-1198	Acma	156.00	167.00	11.00	3.31
DC06-1198	Acma	175.00	187.00	12.00	2.46
DC06-1198	Acma	197.00	201.00	4.00	3.38
DC06-1198	Acma	211.16	220.00	8.84	1.96
DC06-1198	Acma	239.00	257.00	18.00	1.12
			Total	84.92	2.73
DC06-1199	Acma	79.04	89.00	9.96	2.85
DC06-1199	Acma	108.00	122.00	14.00	2.41
DC06-1199	Acma	135.41	147.00	11.59	5.89
DC06-1199	Acma	158.88	163.20	4.32	4.39
			Total	39.87	3.75
DC06-1223	E. Acma	0.00	48.77
			No Significant Results
DC06-1225	Akivik	32.11	47.97	15.86	4.22
DC06-1225	Akivik	54.53	74.00	19.47	4.14
DC06-1225	Akivik	97.78	105.00	7.22	2.04
DC06-1225	Akivik	121.00	133.00	12.00	1.66
			Total	54.55	3.34

Hole ID	Area	From	To	Length	Au Grade
		(meters)	(meters)	(meters)	(g/t)
DC06-1227	Akivik	17.00	22.12	5.12	2.93
DC06-1227	Akivik	73.00	91.00	18.00	2.99
			Total	23.12	2.97
DC06-1228	Akivik	24.00	46.00	22.00	2.37
DC06-1228	Akivik	75.18	79.00	3.82	7.91
DC06-1228	Akivik	130.00	134.00	4.00	12.50
			Total	29.82	4.44
DC06-1229	Akivik	52.00	57.00	5.00	2.69
DC06-1229	Akivik	73.00	77.00	4.00	2.72
			Total	9.00	2.70
DC06-1230	Akivik	28.32	47.00	18.68	2.47
			Total	18.68	2.47
DC06-1231	Acma	105.23	139.01	33.78	2.36
			Total	33.78	2.36
DC06-1232	Acma	144.00	159.00	15.00	2.65
DC06-1232	Acma	194.00	200.00	6.00	2.80
DC06-1232	Acma	206.40	214.07	7.67	3.13
			Total	28.67	2.81
DC06-1234	Akivik	122.00	141.00	19.00	1.57
DC06-1234	Akivik	177.00	181.00	4.00	5.98
			Total	23.00	2.33
DC06-1235	400	89.26	95.00	5.74	2.05
DC06-1235	400	119.00	133.00	14.00	5.29
DC06-1235	400	139.80	158.00	18.20	9.96
			Total	37.94	7.04
DC06-1236	Akivik	183.00	190.00	7.00	3.02
DC06-1236	Akivik	223.00	235.00	12.00	11.21
			Total	19.00	8.19
DC06-1237	400	74.96	79.57	4.61	23.45
DC06-1237	400	113.00	119.00	6.00	5.48
			Total	10.61	13.28
DC06-1238	400	10.52	40.00	29.48	3.15
DC06-1238	400	168.00	174.76	6.76	2.49
			Total	36.24	3.03
DC06-1239	Akivik	25.92	35.33	9.41	4.20
DC06-1239	Akivik	49.00	53.00	4.00	3.49
DC06-1239	Akivik	59.00	78.00	19.00	4.39
DC06-1239	Akivik	152.11	156.00	3.89	1.41
DC06-1239	Akivik	162.00	192.00	30.00	2.26
DC06-1239	Akivik	227.84	244.00	16.16	3.54
			Total	82.46	3.24
DC06-1240	400	38.00	50.00	12.00	2.21
DC06-1240	400	71.00	80.00	9.00	2.53
			Total	21.00	2.35

Hole ID	Area	From	To	Length	Au Grade
		(meters)	(meters)	(meters)	(g/t)
DC06-1241	Acma	78.00	117.00	39.00	2.62
DC06-1241	Acma	152.00	170.00	18.00	2.53
DC06-1241	Acma	277.00	283.00	6.00	1.76
DC06-1241	Acma	290.93	303.00	12.07	1.58
DC06-1241	Acma	319.00	337.00	18.00	5.58
			Total	93.07	2.99
DC06-1243	Akivik	55.00	71.00	16.00	1.27
DC06-1243	Akivik	91.00	165.00	74.00	4.85
DC06-1243	Akivik	179.00	195.00	16.00	1.58
DC06-1243	Akivik	243.00	255.00	12.00	2.50
DC06-1243	Akivik	265.00	269.00	4.00	4.73
DC06-1243	Akivik	312.00	314.54	2.54	4.79
DC06-1243	Akivik	404.00	415.00	11.00	6.73
			Total	135.54	3.98
DC06-1245	E. Acma	5.33	23.00	17.67	1.62
DC06-1245	E. Acma	42.00	62.00	20.00	1.84
DC06-1245	E. Acma	94.00	106.00	12.00	5.53
DC06-1245	E. Acma	112.00	126.00	14.00	2.33
DC06-1245	E. Acma	128.00	148.97	20.97	2.85
DC06-1245	E. Acma	166.00	178.00	12.00	1.21
DC06-1245	E. Acma	187.00	193.65	6.65	2.33
DC06-1245	E. Acma	210.00	245.50	35.50	8.35
DC06-1245	E. Acma	254.00	276.00	22.00	1.89
			Total	160.79	3.68
DC06-1252	Lewis	45.21	53.21	8.00	3.98
DC06-1252	Lewis	104.49	108.49	4.00	1.78
DC06-1252	Lewis	209.10	215.10	6.00	3.07
DC06-1252	Lewis	240.90	259.00	18.10	2.56
DC06-1252	Lewis	265.00	281.00	16.00	4.80
DC06-1252	Lewis	297.00	309.00	12.00	2.73
			Total	64.10	3.39
DC06-1253	Lewis	9.00	14.33	5.33	3.00
DC06-1253	Lewis	26.00	32.50	6.50	1.84
DC06-1253	Lewis	39.69	42.50	2.81	3.39
DC06-1253	Lewis	74.50	85.70	11.20	1.17
DC06-1253	Lewis	90.00	120.00	30.00	1.60
DC06-1253	Lewis	293.00	305.00	12.00	1.26
DC06-1253	Lewis	311.00	340.50	29.50	3.29
DC06-1253	Lewis	349.00	363.00	14.00	1.21
			Total	111.34	2.05
DC06-1254	Lewis	168.00	174.00	6.00	1.06
			Total	6.00	1.06
DC06-1256	Lewis	24.00	30.00	6.00	3.46
			Total	6.00	3.46

Hole ID	Area	From	To	Length	Au Grade
		(meters)	(meters)	(meters)	(g/t)
DC06-1258	Lewis	25.00	28.00	3.00	1.77
DC06-1258	Lewis	69.00	73.00	4.00	1.84
DC06-1258	Lewis	87.00	95.73	8.73	2.67
			Total	15.73	2.29
DGT06-1158	Acma	439.50	455.00	15.50	12.67
DGT06-1158	Acma	481.00	493.00	12.00	1.67
			Total	27.50	7.87

Complete Hole Assay Results Received Since September 2006

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)
DC06-1128	Acma	111.34	130.76	19.42	5.67
DC06-1128	Acma	161.13	171.94	10.81	8.19
DC06-1128	Acma	250.00	256.61	6.61	4.71
DC06-1128	Acma	280.00	283.00	3.00	1.40
DC06-1128	Acma		Total	39.84	5.87
DC06-1129	Acma	10.06	16.24	6.18	1.67
DC06-1129	Acma	141.17	152.00	10.83	1.51
DC06-1129	Acma	158.00	165.41	7.41	5.21
DC06-1129	Acma	171.00	175.77	4.77	4.12
DC06-1129	Acma	280.00	305.00	25.00	4.98
DC06-1129	Acma	391.00	398.00	7.00	1.64
DC06-1129	Acma	404.00	426.00	22.00	2.54
DC06-1129	Acma	501.91	507.00	5.09	10.63
DC06-1129	Acma	514.74	530.00	15.26	3.89
DC06-1129	Acma	554.00	562.00	8.00	2.25
DC06-1129	Acma	570.00	576.00	6.00	1.64
DC06-1129	Acma	626.00	650.00	24.00	1.27
DC06-1129	Acma	656.00	688.00	32.00	2.65
DC06-1129	Acma		Total	173.54	3.07
DC06-1130	Acma	32.00	40.02	8.02	2.07
DC06-1130	Acma	70.00	74.00	4.00	2.30
DC06-1130	Acma	184.08	212.30	28.22	3.22
DC06-1130	Acma	233.00	311.00	78.00	2.62
DC06-1130	Acma	338.00	341.50	3.50	1.29
DC06-1130	Acma	360.00	363.00	3.00	7.56
DC06-1130	Acma	375.00	381.00	6.00	3.56
DC06-1130	Acma	390.00	396.00	6.00	1.50
DC06-1130	Acma	420.00	438.00	18.00	3.59
DC06-1130	Acma	446.00	484.00	38.00	2.90
DC06-1130	Acma	490.00	494.00	4.00	2.05
DC06-1130	Acma	500.00	510.00	10.00	2.01
DC06-1130	Acma	536.00	543.00	7.00	3.47
DC06-1130	Acma		Total	213.74	2.83
DC06-1131	Acma	17.00	35.47	18.47	3.42
DC06-1131	Acma	144.00	172.00	28.00	2.97
DC06-1131	Acma	248.00	258.00	10.00	3.98
DC06-1131	Acma	264.00	276.99	12.99	1.97
DC06-1131	Acma	319.28	323.00	3.72	3.88
DC06-1131	Acma	341.00	345.00	4.00	2.06
DC06-1131	Acma	354.90	361.00	6.10	4.99
DC06-1131	Acma	369.00	389.00	20.00	1.42
DC06-1131	Acma	457.00	488.00	31.00	4.45
DC06-1131	Acma	509.52	518.86	9.34	3.02
DC06-1131	Acma	533.00	550.00	17.00	14.11¹
DC06-1131	Acma	702.00	710.00	8.00	1.64
DC06-1131	Acma		Total	168.62	4.23
DC06-1133	Acma	3.00	13.20	10.20	3.26

DC06-1133	Acma	29.00	33.00	4.00	2.40
DC06-1133	Acma	65.00	75.00	10.00	7.24
DC06-1133	Acma	81.00	105.00	24.00	2.30
DC06-1133	Acma	135.00	188.00	53.00	7.47
DC06-1133	Acma	194.00	224.00	30.00	1.72
DC06-1133	Acma	240.00	286.00	46.00	3.29
DC06-1133	Acma	317.00	326.00	9.00	7.91¹
DC06-1133	Acma	334.00	346.00	12.00	3.24
DC06-1133	Acma	360.00	364.00	4.00	2.21
DC06-1133	Acma	386.00	418.00	32.00	1.57
DC06-1133	Acma	426.00	440.00	14.00	2.04
DC06-1133	Acma	586.00	591.45	5.45	1.73
DC06-1133	Acma	624.53	628.00	3.47	1.63
DC06-1133	Acma		Total	257.12	3.82
DC06-1183	Rochelieu	42.00	51.00	9.00	2.22
DC06-1183	Rochelieu	60.00	63.00	3.00	2.01
DC06-1183	Rochelieu	96.00	102.00	6.00	6.72
DC06-1183	Rochelieu	110.00	116.00	6.00	3.64
DC06-1183	Rochelieu		Total	24.00	3.67
DC06-1184	Rochelieu	0.00	3.00	3.00	3.52
DC06-1184	Rochelieu	71.00	83.00	12.00	5.16
DC06-1184	Rochelieu	109.00	118.00	9.00	1.96
DC06-1184	Rochelieu	137.00	145.00	8.00	1.82
DC06-1184	Rochelieu		Total	32.00	3.27
DC06-1185	Rochelieu	29.80	55.93	26.13	3.61
DC06-1185	Rochelieu	63.84	78.00	14.16	1.85
DC06-1185	Rochelieu	196.00	204.77	8.77	6.66
DC06-1185	Rochelieu	237.00	251.00	14.00	6.25
DC06-1185	Rochelieu	283.00	289.00	6.00	1.82
DC06-1185	Rochelieu		Total	69.06	4.02
DC06-1190	Lewis	12.00	15.00	3.00	3.55
DC06-1190	Lewis	30.00	36.00	6.00	8.67
DC06-1190	Lewis	101.00	111.00	10.00	2.64
DC06-1190	Lewis	147.00	151.00	4.00	1.43
DC06-1190	Lewis	201.00	210.00	9.00	3.82
DC06-1190	Lewis	220.00	237.32	17.32	2.49
DC06-1190	Lewis	261.00	264.00	3.00	2.98
DC06-1190	Lewis	285.00	294.00	9.00	1.14
DC06-1190	Lewis	303.00	315.12	12.12	2.51
DC06-1190	Lewis	378.00	381.00	3.00	2.60
DC06-1190	Lewis		Total	76.44	3.01
DC06-1226	Aurora	54.00	60.00	6.00	1.98
DC06-1226	Aurora	81.00	89.00	8.00	3.17
DC06-1226	Aurora	121.90	151.04	29.14	3.22
DC06-1226	Aurora	282.00	294.00	12.00	1.23
DC06-1226	Aurora	304.00	316.00	12.00	3.66
DC06-1226	Aurora	324.00	340.00	16.00	2.23
DC06-1226	Aurora	346.00	354.00	8.00	1.74
DC06-1226	Aurora	419.00	422.00	3.00	1.83
DC06-1226	Aurora	478.00	481.00	3.00	1.54
DC06-1226	Aurora		Total	97.14	2.57

DC06-1248	Lewis	10.45	13.90	3.45	1.39
DC06-1248	Lewis	323.00	327.00	4.00	1.82
DC06-1248	Lewis		Total	7.45	1.62
DC06-1249	Acma	0.00	113.69
DC06-1249	Acma	No Significant Assays
DC06-1255	Lewis	14.00	19.49	5.49	2.05
DC06-1255	Lewis	57.50	62.36	4.86	2.62
DC06-1255	Lewis	99.00	102.00	3.00	1.24
DC06-1255	Lewis	112.00	115.00	3.00	3.54
DC06-1255	Lewis	133.00	161.00	28.00	14.17¹
DC06-1255	Lewis	204.00	258.91	54.91	7.51
DC06-1255	Lewis	271.86	282.00	10.14	1.54
DC06-1255	Lewis		Total	109.40	7.89
DC06-1260	Lewis	6.00	24.00	18.00	1.22
DC06-1260	Lewis	109.00	121.00	12.00	1.73
DC06-1260	Lewis	146.00	166.00	20.00	2.33
DC06-1260	Lewis	176.00	192.00	16.00	3.54
DC06-1260	Lewis	197.58	205.44	7.86	3.59
DC06-1260	Lewis	205.50	250.34	44.84	3.04
DC06-1260	Lewis	280.00	290.88	10.88	5.35
DC06-1260	Lewis	302.00	305.00	3.00	1.92
DC06-1260	Lewis	322.00	324.50	2.50	6.69
DC06-1260	Lewis		Total	135.08	2.90
DC06-1262	Lewis	193.00	196.00	3.00	5.01
DC06-1262	Lewis		Total	3.00	5.01
DC06-1264	Queen	103.00	116.00	13.00	1.97
DC06-1264	Queen	290.00	294.00	4.00	4.57
DC06-1264	Queen	322.00	326.00	4.00	5.51
DC06-1264	Queen		Total	21.00	3.14
DC06-1265	Queen	190.00	195.00	5.00	2.19
DC06-1265	Queen	304.00	310.00	6.00	1.93
DC06-1265	Queen	389.00	397.00	8.00	3.28
DC06-1265	Queen	403.00	407.78	4.78	2.21
DC06-1265	Queen		Total	23.78	2.49
DC06-1266	Queen	111.00	135.00	24.00	1.34
DC06-1266	Queen	141.00	153.44	12.44	1.32
DC06-1266	Queen	205.00	209.00	4.00	4.11
DC06-1266	Queen	231.00	238.82	7.82	1.77
DC06-1266	Queen	245.00	257.00	12.00	2.77
DC06-1266	Queen	265.00	271.00	6.00	1.49
DC06-1266	Queen	281.00	291.00	10.00	5.31
DC06-1266	Queen		Total	76.26	2.28
DC06-1267	Queen	131.67	135.09	3.42	1.54
DC06-1267	Queen	190.00	206.00	16.00	2.41
DC06-1267	Queen	212.00	216.00	4.00	4.27
DC06-1267	Queen	242.00	248.00	6.00	1.46
DC06-1267	Queen	266.00	272.00	6.00	2.27
DC06-1267	Queen	316.43	332.80	16.37	2.10
DC06-1267	Queen	362.00	377.04	15.04	1.47
DC06-1267	Queen		Total	66.83	2.09
DC06-1268	Queen	159.55	165.00	5.45	2.08

DC06-1268	Queen	234.00	243.00	9.00	8.06
DC06-1268	Queen	254.00	257.00	3.00	2.43
DC06-1268	Queen	288.00	292.34	4.34	2.54
DC06-1268	Queen		Total	21.79	4.69
DC06-1270	Lewis	10.87	16.00	5.13	21.05¹
DC06-1270	Lewis	48.65	55.19	6.54	6.35
DC06-1270	Lewis	75.00	78.00	3.00	4.54
DC06-1270	Lewis	322.00	326.00	4.00	2.16
DC06-1270	Lewis		Total	18.67	9.20
DC06-1271	Lewis	32.00	35.00	3.00	3.30
DC06-1271	Lewis	108.00	123.00	15.00	1.99
DC06-1271	Lewis	158.00	161.00	3.00	9.24
DC06-1271	Lewis	179.00	182.00	3.00	1.44
DC06-1271	Lewis		Total	24.00	2.99
DC06-1272	Lewis	146.00	160.00	14.00	1.58
DC06-1272	Lewis		Total	14.00	1.58
DC06-1273	Lewis	71.00	81.00	10.00	2.22
DC06-1273	Lewis	155.00	205.00	50.00	5.48¹
DC06-1273	Lewis	329.49	334.00	4.51	2.64
DC06-1273	Lewis	346.00	350.00	4.00	2.33
DC06-1273	Lewis		Total	68.51	4.63
DC06-1274	Lewis	51.00	54.00	3.00	2.41
DC06-1274	Lewis	308.53	315.74	7.21	5.85
DC06-1274	Lewis	365.24	383.00	17.76	4.87
DC06-1274	Lewis		Total	27.97	4.86
DC06-1275	Lewis	81.00	106.22	25.22	5.73
DC06-1275	Lewis	124.00	160.00	36.00	1.94
DC06-1275	Lewis	232.00	234.99	2.99	8.83
DC06-1275	Lewis		Total	64.21	3.75
DC06-1283	Lewis	236.00	242.03	6.03	5.43
DC06-1283	Lewis	248.00	254.00	6.00	18.25
DC06-1283	Lewis	260.00	266.00	6.00	8.11
DC06-1283	Lewis	278.00	281.00	3.00	1.32
DC06-1283	Lewis	304.00	307.00	3.00	1.18
DC06-1283	Lewis	312.00	328.00	16.00	3.60
DC06-1283	Lewis	362.90	374.00	11.10	3.59
DC06-1283	Lewis	378.78	394.00	15.22	2.95
DC06-1283	Lewis	400.00	404.00	4.00	2.42
DC06-1283	Lewis	467.00	471.00	4.00	1.20
DC06-1283	Lewis	479.00	487.00	8.00	1.57
DC06-1283	Lewis	515.00	529.00	14.00	2.84
DC06-1283	Lewis	544.00	550.00	6.00	2.05
DC06-1283	Lewis		Total	102.35	4.10
DC06-1287	Lewis	63.00	81.00	18.00	4.89
DC06-1287	Lewis	87.00	93.00	6.00	3.08
DC06-1287	Lewis	111.10	117.00	5.90	5.62
DC06-1287	Lewis	125.35	135.00	9.65	4.71
DC06-1287	Lewis	181.77	186.53	4.76	2.18
DC06-1287	Lewis	198.00	204.00	6.00	2.26
DC06-1287	Lewis	247.16	250.27	3.11	1.61
DC06-1287	Lewis	271.00	275.00	4.00	3.09

DC06-1287	Lewis	289.00	295.00	6.00	2.54
DC06-1287	Lewis	301.00	307.00	6.00	1.24
DC06-1287	Lewis	316.00	327.50	11.50	4.02
DC06-1287	Lewis	333.00	337.70	4.70	2.73
DC06-1287	Lewis	382.69	402.00	19.31	2.75
DC06-1287	Lewis	424.10	433.00	8.90	6.62
DC06-1287	Lewis	460.00	472.00	12.00	2.97
DC06-1287	Lewis		Total	125.83	3.62
DC06-1289	Acma	22.00	95.92	73.92	2.35
DC06-1289	Acma		Total	73.92	2.35
DC06-1321	Airstrip	0.00	633.98
DC06-1321	Airstrip	No Significant Results
DC06-1322	Airstrip	0.00	425.81
DC06-1322	Airstrip	No Significant Results
DC06-1323	Lewis	0.00	303.89
DC06-1323	Lewis	No Significant Results
DC06-1324	Lewis	351.00	354.00	3.00	16.90
DC06-1324	Lewis	372.00	377.00	5.00	6.65
DC06-1324	Lewis	455.00	458.57	3.57	2.72
DC06-1324	Lewis	463.00	467.84	4.84	2.37
DC06-1324	Lewis	503.51	521.58	18.07	3.52
DC06-1324	Lewis	534.92	546.35	11.43	1.54
DC06-1324	Lewis		Total	45.91	4.06
DC06-1326	Queen	163.00	166.00	3.00	5.69
DC06-1326	Queen	211.84	225.54	13.70	3.67
DC06-1326	Queen	282.00	290.00	8.00	1.49
DC06-1326	Queen	442.00	448.00	6.00	18.75¹
DC06-1326	Queen		Total	30.70	6.25
DC06-1331	Lewis	11.00	14.00	3.00	1.90
DC06-1331	Lewis	20.00	26.00	6.00	1.96
DC06-1331	Lewis	47.11	75.00	27.89	1.36
DC06-1331	Lewis	83.00	96.00	13.00	2.45
DC06-1331	Lewis	106.00	129.00	23.00	1.66
DC06-1331	Lewis	144.35	155.00	10.65	1.76
DC06-1331	Lewis	164.40	171.15	6.75	0.94
DC06-1331	Lewis	297.00	301.00	4.00	4.26
DC06-1331	Lewis		Total	94.29	1.78
DC06-1333	Lewis	0.00	12.00	12.00	2.99
DC06-1333	Lewis	31.89	56.00	24.11	2.14
DC06-1333	Lewis	72.00	116.00	44.00	2.98
DC06-1333	Lewis	168.00	173.00	5.00	1.98
DC06-1333	Lewis		Total	85.11	2.69
DC06-1335	Lewis	12.00	28.00	16.00	2.69
DC06-1335	Lewis	34.00	38.00	4.00	1.95
DC06-1335	Lewis	44.00	48.00	4.00	3.19
DC06-1335	Lewis	60.00	64.00	4.00	3.97
DC06-1335	Lewis	86.00	97.00	11.00	2.21
DC06-1335	Lewis	106.00	112.00	6.00	4.15
DC06-1335	Lewis	129.00	131.83	2.83	5.52
DC06-1335	Lewis	138.00	171.45	33.45	2.74
DC06-1335	Lewis	183.00	186.00	3.00	2.26

DC06-1335	Lewis	246.80	250.20	3.40	3.02
DC06-1335	Lewis	258.00	269.00	11.00	2.18
DC06-1335	Lewis	369.00	373.00	4.00	2.81
DC06-1335	Lewis		Total	102.68	2.81
DC06-1336	Lewis	10.00	13.00	3.00	1.27
DC06-1336	Lewis	78.00	86.00	8.00	4.61
DC06-1336	Lewis	97.00	102.00	5.00	4.11
DC06-1336	Lewis	224.00	243.00	19.00	1.83
DC06-1336	Lewis	267.00	280.00	13.00	2.23
DC06-1336	Lewis	289.00	292.00	3.00	1.29
DC06-1336	Lewis	304.00	310.00	6.00	3.73
DC06-1336	Lewis	339.00	369.72	30.72	2.58
DC06-1336	Lewis		Total	87.72	2.62
DC06-1338	Lewis	48.00	60.00	12.00	4.07
DC06-1338	Lewis	124.00	130.00	6.00	8.80
DC06-1338	Lewis	153.00	157.00	4.00	2.54
DC06-1338	Lewis	173.00	179.00	6.00	1.16
DC06-1338	Lewis	231.00	241.00	10.00	7.11
DC06-1338	Lewis	258.00	264.00	6.00	6.09
DC06-1338	Lewis	270.00	284.00	14.00	2.16
DC06-1338	Lewis	290.00	313.62	23.62	1.85
DC06-1338	Lewis	318.12	328.00	9.88	2.85
DC06-1338	Lewis	350.00	354.00	4.00	2.05
DC06-1338	Lewis		Total	95.50	3.52
DC06-1344	Lewis	237.10	246.43	9.33	1.20
DC06-1344	Lewis	267.00	270.00	3.00	1.11
DC06-1344	Lewis	276.00	279.00	3.00	1.26
DC06-1344	Lewis	348.00	354.00	6.00	11.73
DC06-1344	Lewis	366.00	376.00	10.00	1.44
DC06-1344	Lewis	390.00	402.00	12.00	2.27
DC06-1344	Lewis		Total	43.33	3.01
DC06-1346	Lewis	0.00	4.00	4.00	2.37
DC06-1346	Lewis	36.00	43.90	7.90	0.98
DC06-1346	Lewis	56.00	66.40	10.40	9.07
DC06-1346	Lewis	87.60	93.00	5.40	2.10
DC06-1346	Lewis	118.15	161.96	43.81	1.80
DC06-1346	Lewis	168.85	179.00	10.15	4.14
DC06-1346	Lewis	187.00	190.28	3.28	5.11
DC06-1346	Lewis	199.00	202.00	3.00	7.07
DC06-1346	Lewis	245.00	251.00	6.00	4.38
DC06-1346	Lewis	289.00	295.00	6.00	1.74
DC06-1346	Lewis	317.00	329.00	12.00	6.70
DC06-1346	Lewis	369.00	372.00	3.00	5.35
DC06-1346	Lewis		Total	114.94	3.61
DC06-1348	Lewis	209.00	212.00	3.00	2.16
DC06-1348	Lewis	218.00	224.76	6.76	1.98
DC06-1348	Lewis	230.00	235.00	5.00	5.13
DC06-1348	Lewis	241.00	244.00	3.00	2.80
DC06-1348	Lewis	256.00	259.00	3.00	2.60
DC06-1348	Lewis	265.00	274.00	9.00	2.55
DC06-1348	Lewis	280.00	295.00	15.00	5.25

DC06-1348	Lewis	303.00	314.00	11.00	1.97
DC06-1348	Lewis	319.18	327.00	7.82	1.37
DC06-1348	Lewis	358.85	365.00	6.15	1.26
DC06-1348	Lewis	377.00	387.00	10.00	3.69
DC06-1348	Lewis	397.00	401.57	4.57	5.61
DC06-1348	Lewis	406.77	416.46	9.69	3.23
DC06-1348	Lewis		Total	93.99	3.16
DC06-1350	Akivik	126.00	156.00	30.00	4.07¹
DC06-1350	Akivik	162.00	166.00	4.00	2.16
DC06-1350	Akivik		Total	34.00	3.85
DC06-1351	Acma	43.00	46.00	3.00	1.09
DC06-1351	Acma	241.00	245.00	4.00	3.29
DC06-1351	Acma	251.00	277.00	26.00	1.73
DC06-1351	Acma	283.00	289.00	6.00	4.07
DC06-1351	Acma	297.00	316.80	19.80	1.93
DC06-1351	Acma		Total	58.80	2.11
DC06-1352	Akivik	80.00	86.00	6.00	0.94
DC06-1352	Akivik	104.70	114.00	9.30	3.52
DC06-1352	Akivik		Total	15.30	2.51
DC06-1354	Akivik	40.23	67.80	27.57	1.31
DC06-1354	Akivik	74.00	89.00	15.00	3.41
DC06-1354	Akivik		Total	42.57	2.05
DC06-1355	Queen	127.00	130.00	3.00	4.12
DC06-1355	Queen	136.00	139.00	3.00	2.62
DC06-1355	Queen	192.00	200.00	8.00	2.00
DC06-1355	Queen		Total	14.00	2.59
DC06-1356	Akivik	32.00	42.00	10.00	5.28
DC06-1356	Akivik	81.00	115.00	34.00	3.47
DC06-1356	Akivik	118.53	146.00	27.47	2.65
DC06-1356	Akivik	158.36	167.00	8.64	3.59
DC06-1356	Akivik		Total	80.11	3.43
DC06-1357	Queen	60.00	82.00	22.00	5.40
DC06-1357	Queen	89.00	92.00	3.00	2.26
DC06-1357	Queen	128.00	143.00	15.00	5.86
DC06-1357	Queen		Total	40.00	5.33
DC06-1358	Akivik	7.15	14.74	7.59	1.37
DC06-1358	Akivik	130.75	141.00	10.25	2.47
DC06-1358	Akivik	159.00	165.00	6.00	9.58
DC06-1358	Akivik	198.00	210.40	12.40	7.16
DC06-1358	Akivik	216.00	238.61	22.61	1.62
DC06-1358	Akivik	244.20	254.00	9.80	2.13
DC06-1358	Akivik	272.00	276.00	4.00	8.73
DC06-1358	Akivik		Total	72.65	3.78
DC06-1359	Queen	113.00	128.00	15.00	1.79
DC06-1359	Queen	135.82	148.39	12.57	1.76
DC06-1359	Queen	202.33	207.98	5.65	2.89
DC06-1359	Queen	214.94	223.00	8.06	3.39
DC06-1359	Queen	257.00	265.80	8.80	1.66
DC06-1359	Queen	270.13	282.59	12.46	4.79
DC06-1359	Queen	315.00	319.00	4.00	1.55
DC06-1359	Queen	339.00	360.00	21.00	2.18

DC06-1359	Queen		Total	87.54	2.50
DC06-1360	Akivik	156.00	162.00	6.00	8.78
DC06-1360	Akivik	185.46	191.00	5.54	1.09
DC06-1360	Akivik	207.00	236.99	29.99	1.74
DC06-1360	Akivik		Total	41.53	2.67
DC06-1361	Lewis	3.93	7.00	3.07	8.67
DC06-1361	Lewis	69.95	86.00	16.05	1.82
DC06-1361	Lewis	104.00	107.00	3.00	8.07
DC06-1361	Lewis		Total	22.12	3.62
DC06-1369	Akivik	5.79	13.00	7.21	1.22
DC06-1369	Akivik	41.00	47.00	6.00	2.04
DC06-1369	Akivik	109.00	114.30	5.30	3.58
DC06-1369	Akivik	137.00	149.00	12.00	6.91
DC06-1369	Akivik	167.64	172.64	5.00	1.58
DC06-1369	Akivik		Total	35.51	3.68
DC06-1370	Lewis	61.00	69.00	8.00	7.21
DC06-1370	Lewis	102.00	108.00	6.00	7.85
DC06-1370	Lewis	181.12	192.00	10.88	1.82
DC06-1370	Lewis		Total	24.88	5.01
DC06-1376	Lewis	120.00	134.66	14.66	5.73
DC06-1376	Lewis	152.00	155.00	3.00	9.44
DC06-1376	Lewis	161.00	177.00	16.00	4.64
DC06-1376	Lewis	183.00	189.00	6.00	5.01
DC06-1376	Lewis	195.00	198.00	3.00	10.65
DC06-1376	Lewis	204.00	207.00	3.00	1.39
DC06-1376	Lewis	225.00	241.00	16.00	1.74
DC06-1376	Lewis	246.00	249.00	3.00	1.06
DC06-1376	Lewis	258.00	261.00	3.00	1.01
DC06-1376	Lewis	277.00	293.42	16.42	1.99
DC06-1376	Lewis	363.00	374.50	11.50	2.77
DC06-1376	Lewis	393.00	401.00	8.00	0.93
DC06-1376	Lewis		Total	103.58	3.46
DC06-1379	Rochelieu	60.96	75.46	14.50	1.61
DC06-1379	Rochelieu	246.00	255.00	9.00	2.86
DC06-1379	Rochelieu	270.00	290.00	20.00	1.99
DC06-1379	Rochelieu	303.00	313.00	10.00	1.45
DC06-1379	Rochelieu	337.00	341.00	4.00	1.55
DC06-1379	Rochelieu	351.00	363.83	12.83	9.42¹
DC06-1379	Rochelieu	377.00	380.00	3.00	1.41
DC06-1379	Rochelieu	387.00	391.00	4.00	4.58
DC06-1379	Rochelieu	422.02	428.00	5.98	2.91
DC06-1379	Lewis		Total	83.31	3.25
DC06-1402	Lewis	414.00	418.00	4.00	6.38
DC06-1402	Lewis	438.00	451.00	13.00	1.14
DC06-1402	Lewis	474.90	479.00	4.10	1.18
DC06-1402	Lewis	553.10	583.00	29.90	2.64
DC06-1402	Lewis	589.00	593.00	4.00	3.46
DC06-1402	Lewis	601.00	616.00	15.00	4.28
DC06-1402	Lewis	626.00	634.63	8.63	1.18
DC06-1402	Lewis	656.00	659.00	3.00	1.48
DC06-1402	Lewis		Total	81.63	2.66

DC06-1407	Akivik	152.00	161.20	9.20	16.20
DC06-1407	Akivik	173.00	176.00	3.00	6.30
DC06-1407	Akivik	211.53	217.50	5.97	8.75
DC06-1407	Lewis		Total	18.97	11.61
DC06-1409	Queen	182.00	186.00	4.00	1.40
DC06-1409	Lewis		Total	4.00	1.40
DC06-1440	Acma	0.00	208.49
DC06-1440	Acma	No Significant Results

Composites are based on a 1 g/t Au cutoff with up to 4m internal dilution and a 3m minimum width.
¹ Interval includes one or more samples assaying >30g/t Au